FRAN STOLLER Partner
345 Park Avenue	Direct	312.407.4935
New York, NY 10154-1895	Main	212.407.4000
	FAX	212.214.0706
	fstoller@loeb.com

September 22, 2006

John Reynolds, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:
Stone Arcade Acquisition Corporation

Dear Mr. Reynolds:

        On behalf of our client, Stone Arcade Acquisition Corporation, a Delaware corporation (the "Company"), we hereby file for your review five (5) copies of the amendment to the Preliminary Schedule 14A of the Company (the "Amended Proxy Statement") and five (5) additional copies marked to indicate changes made from the original Preliminary Schedule 14A filed on July 27, 2006. This amendment responds to the comments set forth in the Staff's letter dated September 6, 2006 (the "Staff's Letter").

        In order to facilitate your review of the Amended Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter. Page numbers refer to the marked copy of the Amended Proxy Statement.

        The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

Comment Number	Response
General
1.
Disclosure has been added on page 80 to clarify that the Kraft Papers Business ("KPB") division of International Paper Company ("IP") that Stone is buying is comprised only of the Roanoke Rapids mill and the Ride Rite® Converting facility, representing the composition of such division following IP's announced transformation plans. This will confirm that the financial statement presentation excludes those facilities referenced in the Staff's letter which are not part of KPB as currently constituted. These facilities will not compete with the business being bought because they produce bleached kraft paper products.
2.
The requested disclosure has been added in a new section entitled "Past Transactions between IP and Stone's Officers and Affiliates" on page 9. Furthermore, we have added disclosure to page 37 under "Background of the Acquisition" to clarify that none of Stone's officers and directors had knowledge (other than what had been publicly announced) about IP's business transformation plans prior to the October 27, 2005 meeting between one of the Company's directors and IP's investment bankers.
3.
The disclosure has been revised throughout the Amended Proxy Statement to include the per share redemption value associated with the trust account proceeds as of the most recent practicable date and will be updated prior to filing the definitive Proxy Statement.
4.
As requested, we have included, as Annex D to the Amended Proxy Statement, a copy of the form of the Credit Agreement by and among LaSalle Bank N.A., KapStone Kraft Paper Corporation and various financial institutions.

5.
Disclosure has been added in the new section referenced in our response to comment 2, as well as to the final bullet point on page 13 under the section entitled "Interests of Stone Directors and Officers in the Acquisition" and on page 39 in the section entitled "Factors Considered by the Stone Board in Approving the Acquisition," specifically in the subsection entitled "Termination of Management's Non-Competition Agreements" to comply with Item 14(b)(7) to Schedule 14A.
6.
We have added disclosure on page 12 in a new section entitled "Engagement of Morgan Joseph" to disclose and clarify that, as stated on page 47 of the Company's final prospectus, dated August 15, 2005 (the "Prospectus"), Morgan Joseph & Co., Inc. ("Morgan Joseph") was engaged by the Company to act as its investment banker in connection with the business combination, and will receive an investment banking fee of $1,200,000 for acting in such capacity. Morgan Joseph provided leads with respect to possible target businesses, provided industry comparable data and assisted the Company in preparing the investor presentations relating to the KPB acquisition. The only agreement governing this arrangement is the Underwriting Agreement, which was entered into in connection with the Company's initial public offering (the "IPO"). To date, Morgan Joseph's activities have not included actions that would deem such firm to be engaged in a solicitation, although the firm may be so engaged in the future. In light of this possibility, the Company has added this new section to comply with Item 4 of Schedule 14(a) and will reconcile the disclosure in Exhibit 99.1 to the Form 8-K with the Amended Proxy Statement.
7.
Both an estimate of the total acquisition costs and the fact that amounts not previously paid will be paid from proceeds of the subsidiary's credit facility have been added on page 7 under "Acquisition Proposal." No liabilities of IP or KPB, or any fees, will be paid at closing from proceeds held in the trust account. The MD&A has been expanded to disclose the transaction costs incurred through June 30, 2006 and the expected costs through completion of the business combination, as well as to provide a comparison to the estimate of such amounts set forth in the Prospectus and to include a detailed discussion of the use of the proceeds. In addition, the Company has described in more detail its current liabilities as of June 30, 2006. The Company has also described the steps it has taken with respect to payment deferrals.
Cover Letter
8.
We note the Staff's comment to revise the Proxy Statement to indicate that the IPO shares will be redeemed at the expiration of the 18 (or 24 month) period. At the expiration of such time periods, the IPO shares will not be redeemed, but rather, the Company will be dissolved in accordance with Delaware General Corporation Law and a liquidating distribution will be made from the trust account to the Company's stockholders. The disclosure has been revised to explain this concept.
9.
The disclosure on page 2 and elsewhere throughout the proxy statement has been revised to reflect that only Mr. Stone owns IPO shares which he acquired as part of the 500,000 units he purchased in the IPO. Please be advised that if any additional IPO shares are purchased by the Company's officers and directors in the aftermarket prior to the record date, the disclosure in the proxy will be updated to reflect that such shares will be voted "FOR" each of the acquisition proposal, the name change amendment proposal, the Article SIXTH amendment proposal and the incentive plan proposal.
10.	The disclosure in the cover letter has been revised to set forth the board's conclusion regarding satisfaction of the 80% test.

Summary of the Material Terms of the Acquisition
11.
We have added disclosure on page 48 under "The KPB Purchase Agreement" to further describe the liabilities being assumed pursuant to the acquisition. The majority of these liabilities are current liabilities that are part of the net working capital that is being acquired. While the amount of such current liabilities being assumed is not known and may vary significantly from estimates, the purchase agreement stipulates a fixed value of approximately $42 million for net working capital to be delivered at closing. All of KPB's liabilities are reflected on KPB's financial statements in accordance with GAAP. We have revised the disclosure throughout the Amended Proxy Statement to clarify that we are assuming certain long-term liabilities, including union employee benefits related obligations of $3,015,000 and a liability of $1,797,000 related to the projected future cost of closing that portion of a landfill being acquired in the transaction that was used by KPB prior to the acquisition. All of the assumed liabilities are liabilities that are associated with the ordinary course of business, have been included in our pro-forma presentation beginning on page 62, and are not anticipated to have any incremental impact on our business plan.
12.
The Proxy Statement has been revised to delete any references to EBITDA as a liquidity or performance measure. The remaining references relate to the contingent purchase price adjustments, and, together with industry comparables, to the factors considered by the board of directors in determining the value of the acquisition. Use of EBITDA multiples as part of the valuation process is consistent with standard industry practice and, accordingly, we believe that the remaining references in the Amended Proxy Statement to EBITDA are material to investors.
13.
We respectfully submit that the remaining references to EBITDA are not presented as liquidity measures. Furthermore, in light of the long term future nature of the contingent payment EBITDA references, a reconciliation of the actual contingent purchase price adjustments in terms of an alternate measure such as cash flow would not be possible, since the future value of the various components of EBITDA is uncertain.
Questions and Answers About the Proposals
14.
The disclosure on page 3 referenced in the Staff's Letter has been deleted and, in lieu thereof, the disclosure on page 4 has been expanded to set forth the assets being acquired and liabilities being assumed. Please note that the Company has added disclosure on page 7 under the section "Summary of the Proxy Statement" and throughout the Amended Proxy Statement to provide further detail on the amount of the long-term liabilities being assumed.
15.	The disclosure on page 4 referenced in the Staff's Letter has been revised to clarify that the Company will pay IP to obtain the assets.
16.	The disclosure on page 5 referenced in the Staff's Letter has been revised to disclose that the Company will dissolve in accordance with Delaware General Corporation Law.
Summary of the Proxy Statement
17.
The disclosure on page 7 referencing "IP's estimated working capital" was a typographical error and has been revised to correct the reference to KPB. Disclosure has been added to explain that the post-closing adjustment is simply a one time "true-up" of the estimated figure used at the closing once the actual dollar amount of the closing working capital is finally determined.

18.	The disclosure on page 7 under "The Acquisition Proposal" has been revised to reflect the amounts which will remain as working capital assuming no redemption and maximum redemption.
19.	The disclosure on page 7 has been revised to disclose that the $1,200,000 is being paid to Morgan Joseph as an investment banking fee.
20.
The disclosure has been revised to clarify that of the amount held in the trust account, $90,000,000 will be used to fund a portion of the purchase price, with the balance of the purchase price, the expenses of the acquisition and the investment banking fee referred to in response 19 above to be paid with borrowings under KapStone Kraft's credit facility. An estimate of such expenses has been added to the disclosure.
Stone Insiders Stock Ownership
21.
Disclosure regarding the market value of the warrants, the prices paid by members of management for their shares and warrants and language regarding such value in the event a business combination is not consummated has been added beginning on page 9, and elsewhere in the Amended Proxy Statement.
Stone's Recommendation to Stockholders; Reason for the Acquisition
22.
In response to the Staff's comment, disclosure has been added to page 12 under the section entitled "Stone's Recommendations to Stockholders; Reason for the Acquisition" and on page 39 under the section entitled "Factors Considered by the Stone Board in Approving the Acquisition" to clarify that the Company did not seek an investment banking opinion, but rather made its own determination based upon the expertise of its management, the due diligence performed by its advisors and the information compiled by Morgan Joseph, as the Company's investment banker. Disclosure has been added to identify the advisors retained by the Company and the manner in which they are compensated.
23.
In response to the Staff's comment, disclosure has been added to the sections referenced in response 22 above to address the reasons why the Company did not seek a fairness opinion and the cost/benefit analysis upon which such decision was based.
Interests of Stone Directors and Officers in the Acquisition
24.
The disclosure has been revised to reflect that the warrants were purchased in the aftermarket during the specified 40-day period pursuant to a discretionary order that was submitted to Morgan Joseph immediately following the IPO (rather than a 10b5-1 plan). This arrangement was disclosed on page 38 of the Prospectus. In response to the Staff's comment, a breakdown of the warrant purchases by individual, all of which were reported on Forms 4, is now contained on page 9 in "Summary of the Proxy Statement" under the subheading "Stone Insider Stock Ownership." In addition, the table and footnotes under "Security Ownership of Certain Beneficial Owners and Management" on page 105 have been revised to include the warrants held by each of the executive officers and directors.
25.
We have expanded the disclosure to reflect that the compensation of Messrs. Stone and Kaplan will be determined by the independent members of the board following the business combination, if approved, and is expected to be commensurate with the compensation packages of comparable level executives at similarly situated companies in the paper and packaging industry. Accordingly, we do not believe their ownership interest provides an ability to influence the board's decision in a manner which gives rise to a risk factor.

Conditions to the Completion of the Acquisition

26.	The requested disclosure regarding Mr. Keneally's agreement has been added to page 14, and elsewhere in the Amended Proxy Statement.
Market Price of Securities
27.	The tabular presentation on pages 21 and 109 has been updated to include the third quarter through September 8, 2006 and will continue to be updated until the definitive proxy.
Risk Factors
28.	The requested risk factors regarding the warrants, which appear in the Company's most recently filed 10-Q, have been added.
29.
Disclosure has been added to "Information About KPB" under the subheading "Employees" on page 89 setting forth the limited steps the Company has taken to date to maintain key employees of the target business.
30.	Risk factor 4 on page 22 has been revised to disclose the amount of the Company's expected debt service obligation following the acquisition.
31.
Disclosure has been added on page 77 in the section "Other Information about Stone" under the subheading "Future Acquisitions" explaining that the structuring and financing of future acquisitions will be dependent on the availability of financing to the Company that either replaces or does not conflict with any restrictions imposed on its subsidiary's credit facility with LaSalle Bank. We have disclosed the fact that while the Company has been and continues to be engaged in evaluating a number of potential acquisition opportunities, has had preliminary discussions with several potential targets, and has commenced preliminary due diligence on several such candidates, there is currently no agreement with respect to any acquisition, nor can any assurance be given that the Company will ever consummate any such transaction. The Company respectfully submits that none of its preliminary activities have triggered the disclosure requirements of Rule 11-01(a)(8) of Regulation S-X.
32.
We have added a separate risk factor describing KPB's dependence upon IP's management information and reporting systems until such time as the Company can develop its own systems, the estimated cost and timeframe involved, and the possible potential adverse impact that could have on the Company's ability to comply with Section 404 of the Sarbanes-Oxley Act.
33.
The first risk factor under "Risks Associated With KPB's Business" has been expanded to more particularly set forth the nature and extent of KPB's dependence upon IP following the acquisition. In addition, please see our response to comment 32 of the Staff's Letter.
34.
We have added disclosure to "Information About KPB" under the subheading "Employees" on page 87 to disclose the number of employees governed by the collective bargaining agreement at Roanoke Rapids and to state that KPB has not experienced any strikes, work stoppages, or similar actions, since January 1, 2003. We have also revised the Company's risk factor on page 26 to reflect that the collective bargaining agreement at Roanoke Rapids has been extended to January 31, 2007.
35.	The risk factor referenced in the Staff's Letter has been expanded to include the names of the top three customers that together accounted for greater than 50% of KPB's revenues.
36.	The disclosure regarding KPB's existing delivery contracts has been added on page 26.

37.	We have been advised by IP that KPB has not been contacted by the Environmental Protection Agency or state equivalent with respect to potential environmental liability at the Roanoke Rapids facility.
38.
The risk factor referenced in the Staff's Letter has been expanded to set forth in greater detail the liabilities being assumed in connection with the acquisition, in particular with respect to the employee benefits related obligation, and disclosure has been added on page 58 under "Certain Obligations with Respect to Employees and Benefits."
Proposal I: The Acquisition Proposal, page 31
39.
Disclosure throughout the Amended Proxy Statement clarifies that the Company is assuming certain long-term liabilities of the KPB business. The Staff is hereby advised that all of the assets necessary to operate KPB's business are being purchased by the Company, other than certain limited shared IP assets that are covered by the ancillary agreements described in the Amended Proxy Statement.
40.	Disclosure has been added commencing on page 36 to provide additional information concerning the search for a business combination.
41.	The requested disclosure regarding Banc of America Securities has been added to page 37.
42.
We have revised the disclosure throughout the Amended Proxy Statement to clarify the liabilities being assumed as a result of the acquisition. Please note that the initial negotiations and valuation ranges applied to the KPB assets did not specify the assumption of any liabilities, although all of the offers contemplated acquisition of all of the net working capital used in the KPB business, which implies the assumption of current liabilities. During subsequent negotiations, it was determined that it was impractical to sever certain future liabilities, specifically, union employee benefits related obligations of $3,015,000 and a liability of $1,797,000 related to the projected future cost of closing that portion of a landfill being acquired used by the KPB business prior to the acquisition. Since all of these terms were known to the Company's directors and given due consideration, there is no impact on the fairness of the transaction.
43.
The disclosure on page 38 has been revised to clarify the meaning of the statement referenced in the Staff's Letter by stating that the original purchase price proposal contemplated $90,000,000 in cash, $75,000,000 in the form of a subordinated note and an additional $60,000,000 in contingent payments for an aggregate maximum purchase price of $225,000,000. The revised proposal increased the cash portion to $155,000,000, eliminated the subordinated note and kept the contingent payments at $60,000,000 for an aggregate maximum consideration of $215,000,000.
44.	We have revised the disclosure on page 38 to disclose that IP's headquarters is located in Memphis, Tennessee.
45.	Please be advised that no finder's fees are to be paid in connection with the transaction.
46.	The disclosure has been revised to reflect that a two-month extension of the loan commitment has been obtained from LaSalle Bank.
47.
We believe that the added disclosure in response to comment 2 of the Staff's Letter addresses this comment. However, we respectfully submit that the purchase price paid by Messrs. Stone and Kaplan for their equity ownership in Box USA is personal information which has not been publicly disclosed and has no bearing on the acquisition of the KPB assets. Accordingly, we have not included such information in the Amended Proxy Statement.

Attractive Valuation, page 34
48.
Disclosure has been added commencing on page 39 to state that the Company's board of directors used several methodologies traditionally employed in merger and acquisition analysis to arrive at its current valuation of the KPB assets, primarily (i) comparable acquisition multiples; (ii) publicly- traded comparable company analysis; and (iii) a leveraged buyout/discounted cash flow analysis. The following factors, among others, were considered in determining KPB's earning power for each methodology employed, (a) EBITDA for the year ended 2005, (b) the average historical EBITDA for the four years ended December 31, 2005 and (c) projections provided to the board of directors by IP. In each case, in the opinion of the Company's board of directors, KPB's purchase multiple, including when taking into consideration the payment in full of both contingent payments, was attractive in comparison to EBITDA purchase multiples in recently completed and announced mergers and acquisitions and comparable public companies in the paper and packaging industry. The Amended Proxy Statement identifies these transactions and, in accordance with our discussion with the Staff, sets forth the applicable EBITDA purchase multiple for each transaction. With respect to the Staff's comment regarding the changes made to the Company's original valuation, we respectfully submit that the Company's initial indicated range of $140,000,000 to $165,000,000 was a preliminary indication based on KPB's historical and projected financial results for the five year period ending December 31, 2006 and that it was expected to change as negotiations progressed and as Stone completed the due diligence required to arrive at a more definitive range of values. Due diligence confirmed that KPB's future performance could indeed be significantly better than its historical performance and thus warranted a higher valuation. The contingent nature of the additional consideration, however, was negotiated to protect Stone in the event the better performance did not materialize. It should be noted that the final price was the result of a negotiated process that included reaching an agreement on many items, such as assumed liabilities and level of working capital, in addition to the cash paid at closing.
49.
In arriving at the valuation, the Company's management considered the 2005 EBITDA, the average EBITDA for the four years ended December 31, 2005, as well as the projected EBITDA for 2006 and beyond. The Company's management believes that the 2005 EBITDA figure was more representative of KPB's earning power than the four year historical average in light of the fact that the financial results in 2003 and 2004 were adversely impacted by certain factors, such as the downtime associated with a reconfiguration of one of Roanoke Rapids' two paper machines, which are believed to be unusual or non-recurring events. However, even when using the four-year average EBITDA, the Company's management determined that its proposal was still attractive and supported by the valuation conclusions discussed in response to the Staff's comment 48.
50.	We believe that the added disclosure in response to the Staff's comment 48 addresses this comment.
51.
The Company estimates that the current replacement cost of a similarly sized kraft paper mill would range from $400,000 to $500,000 per ton of daily production. Assigning a nominal value to all other assets, the Company is acquiring Roanoke Rapids at less than $150,000 per ton of daily production which constitutes a significant discount to the replacement cost. The replacement cost is not a function of, or otherwise related to, IP's impairment charge, which, we understand, reflects the pendency of the proposed transaction.

52.
Disclosure has been added commencing on page 41 in response to the Staff's comment to provide the factual basis that the Staff is seeking and to reflect that IP has invested approximately $63,000,000 in capital improvements at Roanoke Rapids, approximately $24,000,000 of which constituted strategic capital expenditures. In addition, scheduled maintenance has been performed on a regular and timely manner and has not been deferred, which led the Company's board of directors to conclude that the assets were "well invested." It is the Company's belief that the capital investments made by IP have prevented or minimized the risk of unscheduled outages and other breakdowns, thereby lowering overall anticipated maintenance costs. In addition, we have added disclosure that KPB ranks 5th best within IP's 23 mill system in terms of comparable maintenance cost ratios.
53.
In response to comments raised by the Staff at the time of the IPO, the Prospectus contains a risk factor on page 10 and quantitative disclosure on page 25 describing the limitations imposed by the non-competition agreements on the Company's ability to pursue opportunities in the corrugated packaging and container business. This disclosure, which reflects the entire scope of the restrictions imposed on Messrs. Stone and Kaplan, makes clear that the Company had not contemplated a possible waiver by IP of these provisions at that time.
"Satisfaction of 80% Test", page 37
54.
We have expanded the disclosure under "Satisfaction of 80% Test" to set forth the calculation of, and basis for, the $246,000,000 to $267,000,000 valuation of KPB determined by the board and to state that such value exceeds $92,000,000, which is 80% of the Company's total net assets of approximately $115,000,000 at June 30, 2006. Please note that the present value of the maximum cash consideration to be paid to IP is estimated to be $196,000,000, which is also well in excess of the threshold limit.
Directors and Executive Officers Following Completion of the Acquisition, page 37
55.	We have expanded the disclosure to provide the information about Mr. Keneally requested by the Staff.
56.	A brief description of Mr. Keneally's business experience has been provided.
The KPB Purchase Agreement, page 40
57.
The disclosure has been substantially revised and expanded to describe the contingent earn-out payments and how such obligations will be determined, including a discussion of the procedures to be employed in the event the Company divests any portion of KPB or completes one or more additional acquisitions.
58.	The subheadings "Excluded Liabilities" and "Assumed Liabilities" have been expanded to describe the subject matter in greater detail.
59.	Disclosure has been added to the bullet point referenced in the Staff's Letter to more particularly set forth the recognized environmental concerns referred to.
Ancillary Agreements, page 45
60.
This section has been substantially expanded in response to the Staff's Letter to provide detailed information regarding the fee arrangements, business purpose, restrictive covenants, if any, and other terms of each of the ancillary agreements. In addition, language has been added reflecting the Company's belief that the material terms of the supply agreements are comparable to the terms that would be given to an unrelated third party in an arm's length transaction.

61.	The disclosure has been expanded to clarify that the Company is not assuming any outstanding IP options issued to KPB employees.
62.
The requested disclosure has been added to page 54. Since KPB has a perpetual, irrevocable, royalty-free, transferable license to the patent for use in the production of dunnage bags, no effects on future profitability are anticipated.
63.
The language referenced by the Staff appears under the subheading "Certain Obligations with Respect to Employees and Benefits" and because there is no requirement that the Company pay any relocation costs, we have determined to add the requested disclosure to "Information About KPB" under the subheading "Employees" where we have included the discussion regarding the retention of key employees in response to comment 29.
64.
Because the collective bargaining agreement is not an ancillary agreement, we have added the disclosure requested by the Staff to the first paragraph under "Certain Obligations with Respect to Employees and Benefits" on page 58.
65.	The disclosure has been expanded to clarify that the term fraud has the customary legal meaning.
66.	The disclosure on page 59 has been revised.
Acquisition Financing
67.
The disclosure on page 61 under "Acquisition Financing" has been significantly expanded to provide a fuller disclosure of the estimated initial borrowings, the scheduled mandatory pre-payments, and other scheduled payments. Disclosure has also been added on page 79 to discuss the impact of this borrowing on interest expense and results of operations.
68.	The bullet point referenced in the Staff's Letter has been expanded to specify the borrowing percentages and to provide a brief definition of eligible accounts receivable and eligible inventory.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
General
69.
KPB constitutes a major portion of the business and assets of the combined entity. In the pro forma financial statements, purchase accounting is applied as of January 1, 2005, resulting in adjustments to the accounting basis of KPB assets as of that date and an adjustment to the historic KPB results of operations for the impact of the new accounting basis subsequent to that date. Although Stone was not formed until April 15, 2005, the Company considered it most meaningful to the readers to provide a full fiscal year in the pro forma financial statements, as generally required by Article 11 of Regulation S-X, rather than the abbreviated period of Stone's existence.
70.
We respectfully submit that each of the five pro forma adjustments referenced in the Staff's Letter meet the requirements of Article 11 of Regulation S-X. Set forth below, on a supplemental basis, is a detailed explanation of how each adjustment is (i) directly attributable to the transaction, (ii) factually supportable, and (iii) expected to have a continuing effect. Where appropriate, additional language has been added to the pro forma notes to provide clarification as to why each adjustment is necessary. Adjustment E: Records the interest and bank fee amortization expense and deferred financing costs on the $60,000,000 term loan and the $35,000,000 revolving credit facility.

•
Directly attributable: The assumption of the debt and incurring its related interest and fees are necessary in order to have sufficient funding to finance the acquisition. As clarified in the Amended Proxy, the acquisition will be funded with $90,000,000 from funds held in the trust account and $65,000,000 from the term loan and revolving credit facility to be secured from LaSalle Bank, which will also be used for paying transaction costs and providing working capital. The interest expense will be incurred.
•
Factually supportable: As noted above and in the Amended Proxy, the credit facility is necessary to finance the acquisition, is a condition to the closing and is evidenced by the agreement with LaSalle Bank that is filed as an exhibit to the Amended Proxy in response to Staff comment 4.
•	Expected to have a continuing effect: The credit facility will be paid off during five years pursuant to its terms.
Adjustment I: Records commission income from sale of bleached paper as if the agreement had been in effect since January 1, 2005.
•
Directly attributable: The agreement by IP to pay KPB commissions for the sale of IP's bleached paper to KPB's customers was put in place January 1, 2006 due to the impending sale of KPB as a method of encourage KPB to continue to sell IP's bleached products. Previously, no commission was paid.
•	Factually supportable: A new commission agreement was put into effect between IP and KPB as of January 1, 2006.
•	Expected to have a continuing effect: The term of the contract is 5 years.

Adjustment K: Records increased SG&A costs on a stand-alone basis consisting primarily of compensation expense for officers and management information and reporting system costs, which are incremental to those historically incurred by or allocated to KPB or Stone. SG&A expenses were increased by $2,710,000 for the year ended December 31, 2005, and $970,000 higher for the six months ended June 30, 2006.
•
Directly attributable: Upon completion of the acquisition, the Company will need to pay its officers and directors who currently are not being paid and put in place administrative functions currently provided by IP such as management information and reporting systems. A transition services agreement will be put in place with costs that currently exceed the costs allocated to KPB due to higher software licensing fees, preparation and maintenance of duplicate systems, etc.
•
Factually supportable: As stated in the Amended Proxy, officers and directors will be paid at a level commensurate with comparable companies as determined by the independent directors. Some expenses are expected to be higher since KPB will no longer be affiliated with IP and will no longer have the ability to take advantage of economies of scale. During due diligence, the Company obtained estimates of the costs to implement and maintain management information and reporting systems from consultants. These estimates were included in the adjustment.
•	Expected to have a continuing effect: These administrative services and their related costs are necessary for the company to continue to run after the combination.
Adjustment L: Eliminates interest income on cash and investments subject to redemption and records interest earned on cash balances that would exist once the acquisition is completed.

•
Directly attributable: Once the acquisition is completed, there will no longer be any funds held in trust and, therefore, the related interest must to be eliminated. The post-combination company, in the normal course of its business, will have excess cash balances that will be invested and earn interest.
•
Factually supportable: As set forth above, and in accordance with the terms of the investment management trust agreement governing the terms of the trust, as well as the Company's charter documents, upon completion of the acquisition, there will no longer be any funds held in trust. Interest earned was calculated on a model using current interest rates as reported by the Federal Reserve Bank for three month treasury bills.
• Expected to have a continuing effect: Funds held in trust will be permanently eliminated. The Company will be expected to continue to generate cash that will be invested.
Adjustment O: Adjust for a reduction in cash due to redemption of shares.
• Directly attributable: Up to 19.99% of the shareholders are allowed to redeem their shares for cash if they vote against the acquisition.
•
Factually supportable: The redemption is required by the Company's Certificate of Incorporation, as well as by the guidelines governing public offerings of special purpose acquisition companies such as the Company.
• Expected to have a continuing effect: The redemption of these shares is permanent.
Note B, page 57
71.
In accordance with SFAS 141, the purchase price allocated to KPB's book value for plant, property and equipment being acquired was determined using management's estimates of fair market value pending completion of appraisals. The adjustment to fair value also correlates to an impairment charge recorded by IP, as described in Note 1 of KPB's historical financial statements, exclusive of IP's estimated transaction costs. The note referenced in the Staff's letter has been revised to clarify that the adjustment.
72.
We have revised the disclosure to indicate that the purchase price allocation is preliminary and subject to change pending recording of actual transaction costs, finalization of working capital adjustments, and completion of appraisals of tangible and intangible assets and to state when the allocation is expected to be finalized.
73.	Note J has been revised to disclose the expected useful lives and amortization periods of the acquired assets.
74.	A footnote to the pro forma information has been added to disclose the terms of the contingent consideration and its potential impact on future earnings.
Proposal IV: The Stone 2006 Incentive Plan Proposal, page 63
75.
The disclosure has been revised to state that the term "outside director" is defined in Section 162(m) of the Internal Revenue Code and is distinct from "independent director" as such term is defined by the various stock exchanges and SEC regulations.

76.
In accordance with the guidelines governing special purpose acquisition company public offerings, management of the Company has not received any compensation, in the form of cash or equity, since inception. As stated in our response to Staff comment 25, if the acquisition is approved, appropriate compensation will be determined following the completion of the transaction. No discussions have taken place with respect to what type or amount of incentive compensation, if any, will be awarded under the Plan to the executive officers or board members and such amounts are not determinable until an appropriate analysis is undertaken.
Other Information Related to Stone
77.
We have corrected the disclosure under "Offering Proceeds Held in Trust" to clarify that only a portion of the proceeds held in the trust will be used as part of the acquisition purchase price with the balance provided by the LaSalle credit facility being obtained by the Company's acquisition subsidiary. There will, therefore, be amounts released from the trust that will be available for the Company's working capital requirements.
78.
The disclosure has been revised to indicate that the Company has received waivers from all significant vendors (i.e. waivers have not been obtained from the telephone company or mailing service providers) and to state that no significant amounts are owed to any vendor that has not signed a waiver. We have also included the statement that IP has not waived any potential claims with respect to fraud by the Company.
79.	We have added disclosure under the subheading "Facilities" reflecting the Company's expectation as to the additional office space it will acquire following the acquisition.
Management's Discussion and Analysis of Financial Condition and Results of Operations of Stone, page 69
80.	The disclosure has been expanded to provide more detail with respect to the Company's expenses to date. See also our response to Staff comment 7.
Liquidity and Capital Resources, page 69
81.	The disclosure has been expanded to discuss the relationship between the credit facility and cash flows.
Information About KPB, page 71
82.	The requested disclosure has been added to page 81.
83.
The disclosure on page 80 has been revised to more clearly describe the kraft conversion project which, in essence, converted linerboard manufacturing capacity over to kraft paper (and lightweight linerboard) and also reduced the overall capacity of the mill. The conversion aided efficiency by configuring both of the mills' two paper machines to similar grades of product.
84.
The disclosure has been revised on page 82. A new section entitled "Market Trends" has been added to show the market trends for each of the products that KPB manufactures, including year over year comparisons for the past five years. Disclosure has been added on page 39, under the section entitled "Factors Considered by the Stone Board in Approving the Acquisition" to indicate that the board did consider the outlook for growth and decline in the markets for KPB's products.
85.	The disclosure referred to in the Staff's comment has been eliminated.

86.
We have expanded the disclosure on page 80 in response to the Staff's comment. IP's system wide operating strategy shift involved a conversion from heavier grades (linerboard) to lighter grades (kraft paper and lightweight linerboard) at the Roanoke Rapids mill. Therefore, the potential opportunity for the Company to increase lightweight linerboard production is not necessarily inconsistent with IP's prior conversion. It should be noted, however, that IP manages the production mix at Roanoke Rapids with a view towards optimizing IP's system wide production. As an independent operator, the Company will manage production mix to optimize production at its single mill.

The strategic capital expenditures referred to here are not associated with the costs of converting machines to produce lightweight linerboard as such a conversion is not necessary. The Company believes that approximately $5,000,000 to $7,000,000 of such capital expenditures will relieve specific bottlenecks that will allow overall production capacity to increase. The Company intends to dedicate such increased production capacity to lightweight linerboard.
87.	Disclosure has been added to page 83 of the section entitled "Business Strategy" to provide greater specificity.
88.
Messrs. Stone and Kaplan have not been employed by, or otherwise affiliated with Smurfit-Stone since 1999. We respectfully submit that the disclosure requested by the Staff is unnecessary because (1) of the length of time since Messrs. Stone and Kaplan have had a relationship with Smurfit-Stone, (2) Messrs. Stone and Kaplan have no authority to dictate or otherwise control the volume of products that Smurfit-Stone purchases from KPB, and (3) such disclosure has no bearing on the acquisition of the KPB assets.
89.	The requested disclosure has been added to page 81 in a section entitled "Transactions with IP after the Acquisition."
90.	The requested disclosure has been added commencing on page 84.
91.	The requested disclosure has been added to page 85.
92.	The requested disclosure has been added to page 86. In light of the absence of industry data, estimates of KPB's management have been used.
93.	The requested disclosure has been added to page 87.
Management's Discussion and Analysis of Financial Condition and Results of Operations of KPB, page 77
94.
The disclosure has been revised commencing on page 89 to provide greater detail, disclosures and analysis in accordance with the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.
95.
We have revised the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements on page 69 to add a new footnote Q regarding cost of sales, and Note K regarding SG&A has been expanded to reflect management's expectation of the increased costs associated with operating KPB as a stand alone entity.
96.	The disclosure has been revised to provide additional detail on period to period cost comparisons.

97.
We have revised Note B(iv) on page 67 in Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements to address the $103,000,000 impairment charge by KPB. Please note that the impairment charge reflects IP's internal writedown of KPB assets from discontinued operations to reflect the pending completion of this transaction. The impairment charge reflects the amount by which anticipated realization proceeds from the transaction by IP are expected to be lower than its previous carrying value of the assets. The impairment charge has no material bearing on the subsequent operations of KPB.
98.
Disclosure has been added on page 89. Management's business plan is based on production that is within the current capacity of the mill, and the Company does not believe that existing environmental regulations will further limit its growth prospects going forward.
99.	Revisions were made to eliminate duplicative disclosure.
100.	The disclosure has been expanded on page 93 to discuss the allocation methods.
Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 79
101.	The disclosure has been revised on page 90.
102.	The disclosure has been revised on page 91 to address the Staff's comments.
103.
The disclosure has been revised on page 91. Please note that available machine time is not planned and can happen from time to time in the ordinary course of business when inventory exceeds customer requirements.
104.
The disclosure has been revised on page 91. The six-month operating results for Roanoke Rapids no longer shows a decline in average revenue per ton. With respect to Ride Rite®, the modest decline in the average revenue per dunnage bag reflects a shift in product mix, resulting from a significant increase in sales for the less expensive two-ply bags due to increased demand for those products.
105.	The disclosure has been revised on page 92. The six-month operating results for Roanoke Rapids indicates a slower rate of growth for cost of sales relative to revenues.
106.	The disclosure has been revised on page 91 to provide more detail about the increase in operating profits.
107.
Please note that the Staff's reference to "Kraft Papers Business" in the presentation under "Costs and Expenses" reflects the total costs and expenses for Roanoke Rapids and Ride Rite® Converting. Accordingly, we have revised the title in such presentation to "Total Kraft Papers Business"
Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 81
108.	The disclosure has been revised on page 93.
109.	The disclosure has been revised on page 93 to state that there were approximately 30 lost operating days in 2004 due to the kraft paper conversion project.
110.
The disclosure has been revised on page 90 to reflect that the reference to declining market demand was incorrect. As detailed in the section entitled "Linerboard Market" on page 82, the market for linerboard has been growing and is expected to continue to grow modestly for the immediate future.
111.	The disclosure has been revised, commencing on page 96, to address the Staff's comment.

112.
The disclosure has been revised on page 95 to address the Staff's comments. The primary drivers for the sales increase were the increased production in 2005 (relative to 2004) due to the kraft conversion project related shutdowns in 2004, as well as an improved pricing environment.
113.
The disclosure has been revised on page 89 under the section entitled "Business of Roanoke Rapids" to explain that the boiler was shut down to avoid the capital expense related to Cluster Rule Compliance and that another boiler was upgraded to support a capacity which is more than the current overall capacity of the mill.
Cash Flows, page 88 General
114.	The disclosure has been revised commencing on page 100 to address the Staff's comments.
Contractual Obligations, page 89
115.	The disclosure has been revised on page 102.
Security Ownership of Certain Beneficial Owners and Management, page 93
116.
The information disclosed on Fir Tree, Inc. in the section entitled "Security Ownership of Certain Beneficial Owners and Management" was derived from a Schedule 13G filed by such company on August 25, 2005. Such Schedule 13G filing did not contain the names of the natural persons with voting or dispositive control over such company. Accordingly, we have no further information to disclose in the Amended Proxy in response to the Staff's comment.
Executive Compensation
117.	The amount of out-of-pocket expense reimbursements to date and the approval process for them, has been disclosed.
118.
As we previously noted in our responses to comments 25 and 76, no discussions with respect to management compensation, including whether or not there will in fact be any employment agreements, has taken place. We have added to our disclosure on page 108 to clarify this.
Stone Arcade Acquisition Corporation Financial Statements General
119.
The Company and Morgan Joseph have entered into an amendment to the UPO to clarify, for accounting purposes, that Morgan Joseph is not entitled to a net cash settlement if the Company is unable to deliver registered shares at the time of exercise.
120.
As more particularly set forth in our response to comment 131 below, the Clarification Agreement did not, from a legal and economic standpoint, alter the rights of the warrant holders. It merely clarified for accounting purposes what was already a fact disclosed in the Prospectus—that the warrants were not exercisable in the absence of an effective registration covering the underlying shares and therefore could be deprived of any value if the Company were unable to maintain a current prospectus. Accordingly, we do not believe disclosure of a contingent liability for the period from the IPO through execution of the Clarification Agreement (a period, it should be pointed out, during which the warrants were not by their terms exercisable and there could be no settlement of the warrants—in cash or otherwise) is warranted or appropriate.
Kraft Paper Interim Financial Statements General
121.	The disclosure has been revised to address the Staff's comment.

Kraft Paper Business Annual Financial Statements Combined Statements of Operations, F-27

122.	The disclosure has been revised to address the Staff's comment.
Notes to Combined Financial Statements Note 14—Information by Industry Segment
123.	The disclosure has been revised to address the Staff's comment.
Other Regulatory
124.	The interim financial statements contained in the Amendment have been updated to June 30, 2006 in accordance with Rule 3-12 of Regulation S-X.
125.	We respectfully submit that based on the Company's response to the Staff's previous comments it is unnecessary to revise the Company's other Exchange Act reports.
Annex A: Purchase Agreement
126.
As is customary in the merger and acquisition context, the hundreds of pages of schedules to the purchase agreement contain what the seller believes is all possible information that a buyer would want to know as part of its due diligence. A substantial amount of the information contained in the schedules is immaterial to an investor and is, in fact, the type of proprietary business information not normally available to a public investor. We respectfully submit that the proxy contains all of the information required to be provided to the Company's stockholders in connection with their consideration of the business combination and that the inclusion of the list of information set forth in the schedules, without the benefit of explanation or discussion, would be meaningless to investors and could detract from the information set forth in the proxy.
127.
Please note that no material contract that is necessary to run the KPB business is identified as an excluded contract in Section 1.1(b)(vii) of the Purchase Agreement. The purpose of Section 1.1(b)(vii) of the Purchase Agreement was to avoid the inadvertent assumption by Stone of any contract that was not part of the transaction. The exclusion of these contracts has no impact on the operation of the KPB business after the closing of the transaction.
128.
Disclosure has been added on page 47 to state that a certain minimum level of capital expenditures has been agreed upon and is anticipated, as well as the consequences of failing to meet such minimum levels.
129.	The requested disclosure has been added to page 47 under a new section entitled "Certain Adjustments Upon a Disposition of Assets."
130.	The requested disclosure has been added to page 87.
Form 10-Q, filed August 14, 2006
131.
We respectfully submit that the amendment provision of the Warrant Agreement, which allows the Company and the warrant agent to amend the Warrant Agreement "for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders" was properly relied upon in connection with the Warrant Clarification Agreement.

We refer the Staff to page 41 of the Prospectus under the caption "Description of Securities-Warrants," where it clearly states that "No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants.

Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside."

Investors in the IPO, all of whom received their warrants as part of the units as a "deal sweetener," were told of the possibility that the warrants would not be exercisable if the Company failed to keep a prospectus covering the underlying shares current. This risk, together with the risk that the warrants would expire worthless if there is no business combination, is expressly disclosed in the Prospectus. The following factors, in addition to the language on page 41 of the Prospectus, support the Company's position that the investors never had any right to a net cash settlement or could have reasonably misinterpreted the information available to them to believe such was the case and, therefore, were not adversely affected by the Clarification Agreement:
•
Section 7.4 of the Warrant Agreement obligates the Company to use its "best efforts" to maintain a current prospectus until the expiration of the warrants. The Company is not strictly required to have a current prospectus and both the wording of Section 3.3.2 of the Warrant Agreement and the disclosure in the Prospectus contemplates that it may not be able to do so. If a warrant holder was implicitly entitled to a net cash settlement upon exercise, the fact that the Company was required only to use its best efforts to keep the prospectus current and a statement of the adverse consequences of its failure to do so would have been irrelevant to the IPO investor.
•
As a legal matter, warrant holders would have a claim and could seek damages only if the Company breached its contractual obligation to use its best efforts to maintain a current prospectus. Whether or not best efforts were actually used would be a question of fact that would have to be determined in court in the event one or more warrant holders were to bring an action against the Company.
•
Neither the Prospectus, nor the Warrant Agreement, give the holders any expectation of a net cash settlement if there is not a current prospectus and the Company is unable to deliver registered shares.
•
Providing a net cash settlement to warrant holders, where no such right currently exists, would subject the Company's board of directors to claims that it had breached a fiduciary duty to the Company's stockholders and for wasting corporate assets.

In conclusion, we believe that the Warrant Agreement was properly amended by the Clarification Agreement in order to clarify for accounting purposes that in no event will the registered holder be entitled to a net cash settlement, as well as to include the language already set forth on page 41 of the Prospectus, because this language is consistent with both the facts and the Company's public disclosures. Accordingly, as no modifications to the rights of the warrant holders were made, the "new security" doctrine (see Allied- Carson Corp. (pub. avail. Feb. 12, 1976) and Magic Marker Corp. (pub. avail. June 30, 1971)) is not relevant and there has been no offer or sale of a new security under the federal securities laws.

Form 8-K, filed June 27, 2006
132.
Please be advised that no transcripts were prepared in connection with the presentations referred to in the Company's Form 8-K filed on June 27, 2006. As disclosed in a new section entitled "Engagement of Morgan Joseph" on page 12 of the Amended Proxy Statement in response to the Staff's comment 6, we have clarified that Morgan Joseph's activities to date have not included actions that would deem such firm to be a participant in a solicitation as defined in Item 4 of Schedule 14(a). We will reconcile the disclosure in Exhibit 99.1 with the Amended Proxy Statement to note that Morgan Joseph has not been engaged in a solicitation, but may do so in the future. In light of this possibility, we will expand the slide show disclosure to include the required reference to such firm's direct or indirect interest in the Company.
133.
The Company deems the slide show presentation included as Exhibit 99.1 to be a solicitation under Rule 14a-1(1)(iii). The Company has based its conclusion on the definition of "solicitation," which includes a communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. The Company believes that in light of its announcement on June 26, 2006 that it executed a Purchase Agreement with IP to acquire the KPB assets, and the Company's intention to seek approval of the acquisition from its stockholders, that the dissemination of the slide show in the Form 8-K and to stockholders in presentations, is reasonably calculated to result in the procurement, withholding or revocation of a proxy in connection with the Company's special meeting to approve, among other items, the acquisition. The Company has relied on Rule 14a-12 for this communication. Accordingly, in order to fully comply with such rule, the Company will expand the slide show disclosure to include the required reference to the direct or indirect interest of Stone's officers and directors and Morgan Joseph. The Company believes that the other requirements of Rule 14a-12 have been or, with respect to the distribution of a definitive proxy statement at the same time as the form of proxy, will be, satisfied.

        The Company acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

  •
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Very truly yours,

/s/ Fran Stoller
Fran Stoller
Partner

Enclosures

cc:
Roger Stone